UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO  240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
 240.13d-2(a)
(Amendment No. )1
SYNLOGIC, INC.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
87166L209
(CUSIP Number)

JACOB MA-WEAVER
CABLE CAR CAPITAL LLC
601 California Street, Suite 1151
San Francisco, California 94108
(415) 857-1965

ANDREW FREEDMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 9, 2023
(Date of Event Which Requires Filing of This Statement)

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ?.
       Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.



1 The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
       The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities
Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1
NAME OF REPORTING PERSON

	Funicular Funds, LP
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)	?
(b)	?
3
SEC USE ONLY

4
SOURCE OF FUNDS

	WC
5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
	?
6
CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7
SOLE VOTING POWER

	3,312,219

8
SHARED VOTING POWER

	0

9
SOLE DISPOSITIVE POWER

	3,312,219

10
SHARED DISPOSITIVE POWER

	0
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,312,219
12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	?
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	36.0%
14
TYPE OF REPORTING PERSON

	PN



1
NAME OF REPORTING PERSON

	Cable Car Capital LLC
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)	?
(b)	?
3
SEC USE ONLY

4
SOURCE OF FUNDS

	AF
5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
	?
6
CITIZENSHIP OR PLACE OF ORGANIZATION

	California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7
SOLE VOTING POWER

	3,312,219

8
SHARED VOTING POWER

	0

9
SOLE DISPOSITIVE POWER

	3,312,219

10
SHARED DISPOSITIVE POWER

	0
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,312,219
12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	?
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	36.0%
14
TYPE OF REPORTING PERSON

	IA, PN



1
NAME OF REPORTING PERSON

	Jacob Ma-Weaver
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)	?
(b)	?
3
SEC USE ONLY

4
SOURCE OF FUNDS

	OO
5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
	?
6
CITIZENSHIP OR PLACE OF ORGANIZATION

	USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7
SOLE VOTING POWER

	3,312,219

8
SHARED VOTING POWER

	0

9
SOLE DISPOSITIVE POWER

	3,312,219

10
SHARED DISPOSITIVE POWER

	0
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,312,219
12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	?
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	36.0%
14
TYPE OF REPORTING PERSON

	IN



Item 1.	Security and Issuer
             The security to which this statement relates is the common stock,
0.001 par value (the Common Stock), of Synlogic, Inc. (the Issuer), whose principal executive offices are located at 301 Binney St. #402, Cambridge, MA
02142.
Item 2.	Identity and Background
             (a)	This statement is being filed by Funicular Funds, LP (the
Fund), a Delaware limited partnership, with respect to the Common Stock beneficially owned and held of record by the Fund. The General Partner of the
Fund is Cable Car Capital LLC (Cable Car), a California limited liability company which serves as investment adviser to the Fund pursuant to a written advisory agreement. Jacob Ma-Weaver, a United States citizen, is the Managing
Member of Cable Car and the ultimate individual responsible for directing the voting and disposition of Common Stock held by the Fund.
             Each of the Fund and Mr. Ma-Weaver are referred to as a Reporting
 Person and collectively as the Reporting Persons.
             (b)	The principal business address for the Reporting Persons is
601 California Street, Suite 1151, San Francisco, California 94108.
             (c)	The Fund is a private investment partnership whose principal business is investing and trading in securities. Cable Car is an investment adviser registered with the state securities authority of California. Its principal business is investment management. Mr. Ma-Weaver has sole discretionary authority over the accounts of the Fund.
             (d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
             (e)	During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3.	Source and Amount of Funds or Other Considerations
             The Common Stock to which this Schedule 13D relates was acquired for an aggregate purchase price of $5,446,149.05, inclusive of brokerage commissions and fees.  Funds for the purchase were obtained from the available working capital of the Fund.  Although the Fund has the ability to obtain margin loans in the ordinary course of its business, no part of the purchase price was obtained on margin or through any other borrowings.
Item 4.	Purpose of Transaction
             The Reporting Persons wish to express condolences on the recent disappointing clinical outcome while commending the Board of Directors on its swift response. The Reporting Persons intend to provide input into the announced strategic alternatives review process.
             The Reporting Persons purchased the Shares based on the Reporting
Persons belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.
             No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j)
of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuers financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the
Issuer and the Reporting Persons investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the
Issuer or certain of its businesses, or suggestions for improving the Issuers financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.
Item 5.	Interest in Securities of the Issuer
             The aggregate percentage of Shares reported owned by the Reporting
 Persons is based on 9,189,353 shares outstanding as of November 2, 2023, which is the total number of shares outstanding as reported in the Issuers
Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2023.
             As of the close of business on February 16, 2023, the Fund beneficially owned 3,312,219 Shares, constituting approximately 36.0% of the
Issuers outstanding Shares. Cable Car, as the general partner of the Fund, may be deemed the beneficial owner of the 3,312,219 Shares owned by the Fund. Mr.
Ma-Weaver, as the Managing Member of Cable Car, may be deemed the beneficial owner of the 3,312,219 Shares owned by the Fund.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
             There are no contracts, arrangements, understandings, or
relationships between the Reporting Persons and any other person with respect to the securities of the Issuer.
Item 7.	Material to Be Filed as Exhibits
             Exhibit A. Joint Filing Agreement


Signatures

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
Dated: February 16, 2024

FUNICULAR FUNDS, LP



By:
/s/ Jacob Ma-Weaver


Name:
Jacob Ma-Weaver


Title:
Managing Member of the General Partner





CABLE CAR CAPITAL LLC



By:
/s/ Jacob Ma-Weaver


Name:
Jacob Ma-Weaver


Title:
Managing Member





JACOB MA-WEAVER



By:
/s/ Jacob Ma-Weaver





























Schedule A
Transactions in the Common Stock of the Issuer During the Past Sixty Days Nature of the Transaction
Securities
Purchased/(Sold)
Price ($)
Date of
Purchase / Sale
Purchase of Common Stock
3,312,219
$1.6443(1)
2/9/2024








































(1) The price reported is a weighted average price, inclusive of brokerage commissions and fees. These Shares were purchased in multiple transactions at prices ranging from $1.5935 to 1.6451, inclusive. The Fund undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares of Common Stock sold at each separate price within the ranges set forth in this footnote.

Exhibit A

       The undersigned acknowledge and agree that the foregoing statement on
Schedule 13D, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: February 16, 2024

FUNICULAR FUNDS, LP



By:
/s/ Jacob Ma-Weaver


Name:
Jacob Ma-Weaver


Title:
Managing Member of the General Partner





CABLE CAR CAPITAL LLC



By:
/s/ Jacob Ma-Weaver


Name:
Jacob Ma-Weaver


Title:
Managing Member





JACOB MA-WEAVER



By:
/s/ Jacob Ma-Weaver

CUSIP No. 87166L209                                                    13D
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